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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         ------------------------------

                                  SCHEDULE 13D
                               (Amendment No. 4)
                   Under the Securities Exchange Act of 1934

                         BLUE RIDGE REAL ESTATE COMPANY
                            BIG BOULDER CORPORATION
                            -----------------------
                                (Name of Issuer)

      Common Stock without par value, stated value $.30 per combined share
      --------------------------------------------------------------------
                         (Title of Class of Securities)

                             096005 4 20 2 (common)
                              096005 4 10 3 (unit)
                              --------------------
                                 (CUSIP Number)

                                 Milton Cooper
                          c/o Kimco Realty Corporation
                            3333 New Hyde Park Road
                          New Hyde Park, NY 11042-0020
                                 (516) 869-9000
                                 ---------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                   Copies to:
                              Raymond Y. Lin, Esq.
                                Latham & Watkins
                                885 Third Avenue
                         New York, New York 10022-4802

                                  July 1, 1997
                                  ------------
            (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]


                               Page 1 of 13 Pages
                          Exhibit index is on Page 12

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                                                                    Page 2 of 13

                                  SCHEDULE 13D

CUSIP No. 096005 4 20 2 (common), 096005 4 10 3 (unit)

1.       Name of Reporting Person

                  KC Holdings, Inc.

2.       Check The Appropriate Box If A Member of Group [  ]

3.       SEC Use Only

4.       Source of Funds
                  WC

5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e) [  ]

6.       Citizenship or Place of Organization
                  Delaware

                  7.       Sole Voting Power
                                    67,803
Number of
Shares            8.       Shared Voting Power
Beneficially                        0
Owned By
Reporting         9.       Sole Dispositive Power
Person                              67,803
With
                  10.      Shared Dispositive Power
                                    0

11.      Aggregate Amount Beneficially Owned By Each Reporting Person
                  67,803

12.      Check Box Of The Aggregate Amount In Row (11) Excludes Certain
         Shares [  ]

13.      Percent Of  Class Represented By Amount In Row (11)
                  3.4 %

14.      Type of Reporting Person
                  CO

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                                                                    Page 3 of 13

                                  SCHEDULE 13D

CUSIP No. 096005 4 20 2 (common), 096005 4 10 3 (unit)

1.       Name of Reporting Person
                  Milton Cooper

2.       Check The Appropriate Box If A Member of Group [  ]

3.       SEC Use Only

4.       Source of Funds
                  PF, OO

5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e) [  ]

6.       Citizenship or Place of Organization
                  U.S.A.

                  7.       Sole Voting Power
                                    153,893
Number of
Shares            8.       Shared Voting Power
Beneficially                        0
Owned By
Reporting         9.       Sole Dispositive Power
Person                              153,893
With
                  10.      Shared Dispositive Power
                                    0

11.      Aggregate Amount Beneficially Owned By Each Reporting Person
                  153,893

12.      Check Box Of The Aggregate Amount In Row (11) Excludes Certain
         Shares [x]

13.      Percent Of  Class Represented By Amount In Row (11)
                  7.7%

14.      Type of Reporting Person
                  IN

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                                                                    Page 4 of 13


         This Amendment No. 4 amends and supplements the Schedule 13D filed on January 21, 1986, as amended by Amendment No. 1 thereto filed on April 21, 1986, Amendment No. 2 thereto filed on October 16, 1986, and Amendment No. 3 thereto filed on November 18, 1986 (collectively, the "Schedule 13D") by Milton Cooper and The Kimco Corporation to add the following information (unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D):

Item 1.    Security and Issuer

         The title of the class of equity securities to which this Schedule relates is common stock without par value, stated value $.30 per combined share (the "Shares"), of Blue Ridge Real Estate Company ("Blue Ridge"). and Big Boulder Corporation ("Big Boulder" and, together with Blue Ridge, the "Companies"). The Companies share stapled stock certificates. The Companies' principal executive offices are located at Blakeslee, Pennsylvania 18610.

Item 2.  Identity and Background

         (a)-(c), (f) This statement is being filed by KC Holdings, Inc. ("KC Holdings") and Milton Cooper, the Chairman of the Board of Directors and President of KC Holdings (each, a "Reporting Person" and, collectively, the "Reporting Persons").

         KC Holdings is a Delaware corporation whose principal business is to own and operate neighborhood and community shopping centers. KC Holdings' principal place of business is 3333 New Hyde Park Road, New Hyde Park, New York 11042-0020.

         Mr. Cooper is Chairman of the Board of Directors and President of KC Holdings. Mr. Cooper owns approximately 7.7% of the outstanding stock of KC Holdings. His business address is c/o Kimco Realty Corporation ("Kimco"), 3333 New Hyde Park Road, New Hyde Park, New York 11042-0020. Mr. Cooper's principal business is as Chief Executive Officer of Kimco. He is a United States citizen.

         Information with respect to the executive officers and directors of KC Holdings, other than Mr. Cooper, required by Instruction C of Schedule 13D is set forth on Schedule I hereto and incorporated herein by reference.

         (d) and (e). During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any other person named on
Schedule I hereto has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal, or state securities laws or finding any violation with respect to such laws.


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                                                                    Page 5 of 13


Item 3.    Source and Amount of Funds or Other Consideration

         The source and amount of funds utilized by each of the Reporting Persons in their acquisitions of Shares was as follows:

                    Number of       Amount of         Source of
Reporting Person    Shares          Consideration     Consideration
----------------    ---------       -------------     -------------
Milton Cooper       153,893(1)      $  (2)            Personal Funds(3)
KC Holdings         67,803          N/A(4)            N/A


Item 4.  Purpose of Transaction

                  The Reporting Persons acquired the Shares held by them for investment purposes.

                  Mr. Cooper has held discussions with members of management and the Board of Directors of the Companies about his desire, through affiliates, to purchase additional Shares, which could potentially significantly increase his ownership interest in the Companies, possibly to greater than 20% of the outstanding Shares. Such purchases would be made, if available, on terms satisfactory to Mr. Cooper and if the shareholders of the Companies vote to amend the Companies' Articles of Incorporation to specifically make inapplicable to the Companies the provisions of Subchapter 25E of the Pennsylvania Business Corporation Law of 1988 (the "PBCL"). On July 1, 1997, the Board of Directors of the Companies resolved to seek approval of the Companies' shareholders to amend the Companies' Articles of Incorporation to provide


-------------

(1) Includes 2, 711 Shares owned of record by the Delaware Charter Guarantee and Trust Co., TTE FBO Milton Cooper, of which Mr. Cooper is the beneficiary. Excludes the 67,803 Shares owned by KC Holdings, as to which Mr. Cooper disclaims beneficial ownership.

(2) Of these Shares, 43,493 were previously reported in Amendment No. 3 to the Schedule 13D; 6,500 were purchased on February 23, 1995 for $34,047.50; 8,000 were purchased on March 7, 1995 for $42,403; 12,500 were purchased on March 9, 1995 for $64,690.50; 13,500 were purchased on March 10, 1995 for $ 69,865.50; 5,000 were purchased on March 17, 1995 for $25,625; 6,000 were purchased on June 15, 1995 for $30,753;
         10,750 were acquired by Mr. Cooper on April 10, 1995 upon the liquidation of a partnership in which Mr. Cooper held a 50% interest; 15,000 were purchased on January 4, 1996 for $82,500; 5,000 were purchased on January 9, 1996 for $27,500; 7,500 were purchased on January 31, 1996 for $41,400; 4,000 were purchased on February 7, 1996 for $22,123; 5,000 were purchased on March 14, 1996 for $27,653;
         22,000 were purchased on April 2, 1996 for $132,660; 2,500 were purchased on April 2, 1996 for $14,378; and 11,000 were purchased on April 18, 1996 for $69,083. On May 15, 1995, Mr. Cooper made gifts totaling 23,850 Shares to nine trusts for the benefit of members of his family; Mr. Cooper disclaims beneficial ownership of these Shares.

(3)      All shares were acquired with personal funds on the open market.

(4) All Shares were beneficially acquired by KC Holdings in connection with KC Holdings' formation as a spin-off from Kimco Development Corp. (the predecessor to Kimco) in November 1991.


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                                                                    Page 6 of 13


that Subchapter 25E is not applicable to the Companies; the Board has recommended that the shareholders approve such amendment.

                  Subchapter 25E provides generally that a person or group which acquires more than 20% of the voting power to elect directors of a "registered" corporation (the Companies are "registered" corporations under the PBCL) is a "controlling person or group." Such controlling person or group, upon becoming such, must give prompt notice to each shareholder of record and to the Court of Common Pleas in the judicial district where the corporation's registered office is located (Carbon County, in the case of the Companies). The other shareholders are thereupon entitled to demand that the controlling person pay them the Fair Value (as defined below). "Fair Value" for this purpose may not be less than the highest price paid per share by the controlling person or group at any time during the 90-day period ending on and including the date on which the controlling person or group become such, plus an increment representing any value which may not be reflected in such price.

                  The Reporting Persons do not have any agreement at the present time to purchase additional Shares or otherwise increase their existing voting power with respect to the Companies. Mr. Cooper has held discussions with an agent or broker for the potential purchase of up to approximately 420,000 Shares. Any such purchases, however may be greater or less than such amount and would be subject to reaching a definitive agreement with such sellers and would be expressly subject to and conditioned upon the Companies receiving shareholder approval making subchapter 25E not applicable to the Companies.

                  Except for the foregoing, the Reporting Persons have no plans or proposals which relate to or would result in:

         a) The acquisition of additional securities of the Companies, or the disposition of securities of the Companies;

         b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Companies or any of their subsidiaries;


         c) A sale or transfer of a material amount of assets of the Companies or any of their subsidiaries;

         d) Any change in the present board of directors or management of the Companies, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         e) Any material change in the present capitalization or dividend policy of the Companies;

         f) Any other material change in the Companies' business or corporate structure;

         g) Changes in the Companies' charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Companies by any person;

         h) Causing a class of securities of the Companies to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

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                                                                    Page 7 of 13


         i) A class of equity securities of the Companies becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         j)    Any action similar to any of those enumerated above.


Item 5.    Interest in Securities of the Issuer

         (a)-(b) KC Holdings beneficially owns an aggregate of 67,803 Shares, or approximately 3.4% of the outstanding Shares.

         Mr. Cooper beneficially owns an aggregate of 153,893 Shares, or approximately 7.7% of the outstanding Shares. By virtue of his ownership of approximately 7.7% of the capital stock of KC Holdings and his being the President and a Director of KC Holdings, Mr. Cooper may be deemed to also be the beneficial owner of the 67,803 Shares held by KC Holdings.

                  The percentages stated in this section are based on 2,198,148 Shares reported by the Companies to be outstanding as of February 28, 1997 in the Companies' Quarterly Report on Form 10-Q for the quarterly period ended February 28, 1997.

                  Each Reporting Person has sole power to vote, or direct the vote, and to dispose or direct the disposition of, all Shares reported as beneficially owned by it or him, except that Mr. Cooper, as President, a Director and a 7.7% stockholder of KC Holdings, may be deemed to have the power to direct the vote or the disposition of all Shares reported as beneficially owned by KC Holdings.

                  Neither the filing of this statement nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of any securities owned by the other Reporting Person, or that such Reporting Persons constitute a "group" either for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership and "group" designation are expressly disclaimed.

         (c) None of the Reporting Persons or, to the best knowledge of such persons, any of the persons listed in Schedule I hereto has effected any transactions in Shares in the past 60 days.

         (d) No person other than the Reporting Persons is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons, except as otherwise set forth herein.

         (e) Not Applicable


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                                                                    Page 8 of 13


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  See Item 4.

Item 7.    Material to be Filed as Exhibits

         Item 7 is hereby supplemented by the addition of the following:

                  Joint Filing Agreement is attached hereto as Exhibit 1.


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                                                                    Page 9 of 13


                                   SCHEDULE I

                  Set forth below is the name, principal business, business address and beneficial ownership of Shares of each executive officer and director of KC Holdings, other than Milton Cooper, for whom such information is contained in Items 2 and 5 of the Schedule 13D. Unless otherwise indicated, the current business address of each person is c/o Kimco, Realty Corporation 3333 New Hyde Park Road, Suite 100, New Hyde Park, NY 11042-0020.
Each such person is a citizen of the United States of America.

1.                Executive Officers & Directors of KC Holdings.


Name                   Principal Occupation or              Shares Beneficially
                       Employment                                  Owned
                       ----------                                  -----

David M. Samber        Director of KC Holdings; Chief               -0-
                       Executive Officer of Kimco Select
                       Investments, Inc.

Robert P. Schulman     Secretary of KC Holdings; Senior             -0-
                       Vice President and Secretary of
                       Kimco

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                                                                  Page 10 of 13


                                   SIGNATURE

         After reasonable inquiry and the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                                     KC Holdings, Inc.


                                                     By: /s/ Milton Cooper
                                                         ---------------------
                                                       Name: Milton Cooper
                                                       Title: President

                                                       Dated: July 3, 1997

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                                                                  Page 11 of 13


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                     /s/ Milton Cooper
                                                     -------------------------
                                                     MILTON COOPER


                                                             Dated July 3, 1997

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                                                                  Page 12 of 13


                                 EXHIBIT INDEX

Exhibit                                                             Page Number
-------                                                             -----------

Exhibit 1.  Joint Filing Agreement                                  13